Exhibit 3.1

SIXTH AMENDMENT

TO AMENDED AND RESTATED BYLAWS

OF FORESTAR GROUP INC.

This Sixth Amendment to the Amended and Restated Bylaws of Forestar Group Inc., dated as of December 11, 2007 (as amended, the “Bylaws”), hereby amends the Bylaws as follows effective as of April 13, 2017:

1.                                      The Bylaws are hereby amended by adding a new Article XIV as follows:

“ARTICLE XIV
FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

Forum for Adjudication of Certain Disputes.  Unless the Company consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders, or any action asserting a claim for aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company arising out of or relating to any provision of the Delaware General Corporation Law or the Company’s Certificate of Incorporation or these Bylaws, or (iv) any action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Failure to enforce the foregoing provisions would cause the Company irreparable harm and the Company shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provision, including, without limitation, an anti-suit injunction to enforce Article XIV and to preclude suit in any other forum. Any person or entity holding, purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and to consent to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in any proceeding brought to enjoin, or otherwise enforce this Article XIV with respect to, any action by that person or entity that is inconsistent with the exclusive jurisdiction provided for in this Article XIV (an “Inconsistent Action”) and (ii) having service of process made upon such person or entity in any such proceeding by service upon such person’s or entity’s counsel in such Inconsistent Action as agent for such person or entity.”

2.                                      As amended and restated by the foregoing, the Bylaws shall remain in full force and effect.

FORESTAR GROUP INC.

/s/ Charles D. Jehl
By: Charles D. Jehl
Title: Chief Financial Officer